

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2019

Margaret E. McCandless
Vice President, General Counsel and Secretary
Intrepid Potash, Inc.
1001 17th Street, Suite 1050
Denver, Colorado 80202

  Re: Intrepid Potash, Inc.
   Registration Statement on Form S-3
   Filed March 12, 2019
   File No. 333-230222

Dear Ms. McCandless:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Beverages, Apparel and
       Mining

cc: Ned Prusse